UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

COMMISSION FILE NUMBER 1-3619

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

*Note:    Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2020, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for plan benefits for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1990.

Memphis, Tennessee
June 7, 2021

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	As of December 31,
(THOUSANDS OF DOLLARS)	2020	2019
Assets
Investments, at fair value
Pfizer Inc. common stock	$80,214	$93,115
Viatris Inc. common stock	4,669	—
Pfizer Inc. preferred stock	—	2,533
Common/collective trust funds	330,543	289,149
Mutual funds	28,790	22,849
Total investments, at fair value	444,217	407,647

Receivables
Participant contributions	42	166
Company contributions	7,265	9,841
Notes receivable from participants	5,688	7,864
Interest and other	184	205
Total receivables	13,179	18,075
Total assets	457,396	425,722

Liabilities
Investment management fees payable	7	6
Total liabilities	7	6
Net assets available for plan benefits	$457,389	$425,717
Amounts may not add due to rounding.

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

(THOUSANDS OF DOLLARS)	Year Ended December 31, 2020
Additions/(reductions) to net assets attributed to:
Investment income
Net appreciation in investments	$49,377
Pfizer Inc. common stock dividends	3,631
Pfizer Inc. preferred stock dividends	31
Interest and dividend income from other investments	3,689
Total investment income	56,728
Interest income from notes receivable from participants	406
Less: Investment management, redemption and loan fees	(181)
Net investment and interest income	56,953

Contributions
Participant	8,710
Company	10,246
Rollovers into the Plan	6,955
Total contributions	25,911
Total additions	82,864

Deductions from net assets attributed to:
Benefits paid to participants	51,192

Net increase	31,672

Net assets available for plan benefits
Beginning of year	425,717
End of year	$457,389
Amounts may not add due to rounding.
See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan and Recent Transactions and Events

The following description of the Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General

The Plan is a defined contribution plan. Participation in the Plan is open to any employee of PBG Puerto Rico LLC (the Company or Plan Sponsor) or any affiliate which meets the requirements for participation, as set forth in the Plan document. The Company is a wholly owned subsidiary of Pfizer Inc. (the Parent). Pfizer Pharmaceuticals LLC was the plan sponsor prior to October 15, 2020, at which time it transferred sponsorship to the Company in advance of the Upjohn spin-off and business combination. The Plan excludes any employees covered by another Company-sponsored defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011, as amended (the Puerto Rico Code).

Recent Transactions and Events Impacting the Plan

On July 31, 2019, the Parent formed a consumer healthcare joint venture with GlaxoSmithKline plc that operates globally under the GSK Consumer Healthcare name. As a result, the Plan was amended in July 2019 to reflect that certain employees transferred to the GSK Consumer Healthcare joint venture and were no longer eligible for the Plan; however, such employees remained eligible to receive the quarterly Company matching contributions and the 2019 Retirement Savings Contribution (RSC), each as described in the Contributions section below, through the end of the third quarter of 2019 and the end of the calendar year 2019, respectively. Additionally such employees also became 100% vested in their RSC account in the Plan.

Effective April 16, 2020, the Plan adopted certain provisions for special disaster relief withdrawals as permitted by the Puerto Rico Treasury Department Internal Revenue Circular Letter (CC RI) Number 20-23 due to the COVID-19 global pandemic.

Prior to May 4, 2020, Pfizer’s Series A convertible perpetual preferred stock (the Series A Preferred Stock) was held by an employee stock ownership plan trust (the Trust). The Series A Preferred Stock was held in the Pfizer Preferred Stock ESOP Fund within the Plan. All outstanding shares of the Series A Preferred Stock were converted, at the direction of the independent fiduciary under the Trust and in accordance with the certificate of designations for the Series A Preferred Stock, into shares of the Parent’s common stock on May 4, 2020. The Trust received 63,884 shares of Pfizer common stock upon conversion, which were deposited into the Pfizer Preferred Stock ESOP Fund, with zero shares of Series A Preferred Stock remaining outstanding as a result of the conversion. On or about June 29, 2020, the Pfizer Preferred Stock ESOP fund was transferred into the Pfizer Frozen Stock Fund. In December 2020, the Parent filed a certificate of elimination to its restated certificate of incorporation, as amended and a restated certificate of incorporation with the Delaware Secretary of State, which eliminated the Series A Preferred Stock. See Note 2 for additional information.

On November 16, 2020, the Parent completed a spin-off and the combination of the Upjohn Business, Pfizer’s global, primarily off-patent branded generics business, with Mylan N.V. (Mylan) to form Viatris, Inc. (Viatris). As a result, the Plan was amended in December 2020 to reflect that certain employees transferred to Viatris and were no longer eligible for the Plan; however, such employees remained eligible to receive the quarterly Company matching contributions and the 2020 RSC, each as described in the Contributions section below, earned through the transaction date. Such employees also became 100% vested in their RSC account in the Plan. Additionally, the Plan was amended and established the Viatris stock fund that received the special dividend paid to shareholders of Pfizer Inc. common stock in the form of Viatris common stock in connection with the spin-off. The Savings Plan Committee of the Parent (the Plan Administrator) appointed Gallagher Fiduciary Advisors, LLC (Gallagher) as an independent fiduciary and investment manager for the Viatris stock fund. The Viatris stock fund is frozen to new contributions and investment elections as of November 16, 2020 and shall cease to be an investment fund offered to participants of the Plan on September 30, 2021, or another date directed by Gallagher, and the Viatris stock fund will be liquidated at that time.

Plan Administration

The Plan is administered by the Plan Administrator, the named fiduciary of the Plan. The Plan Administrator monitors and reports on (i) the selection and termination of the trustee, custodian, investment managers and other service providers to the Plan and (ii) the investment activity and performance of the Plan, with the exclusion of the Company stock funds, which are reviewed by an independent fiduciary appointed by the Savings Plan Committee.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

Administrative Costs

Plan participants pay quarterly fees from their account balances. These fees include general plan administrative fees and expenses, such as recordkeeping, trustee and investment reporting fees. The quarterly fee deductions take place on the first business day following the end of each quarter (and are deducted from any full account distribution occurring during a quarter). In addition, certain transaction fees such as check fees, loan fees and qualified domestic relations order fees are paid by Plan participants.

Contributions

Participants may contribute (i) 1% to 20% of their eligible compensation on a before-tax basis, up to the maximum before-tax amount permitted by the Puerto Rico Code; and (ii) 1% to 10% of their eligible compensation on an after-tax basis. For all participants, contributions of up to 3% of eligible compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

Company matching contributions are deposited into the Plan each quarter, rather than on each pay date. In addition, generally participants must be actively employed on the last day of the quarter to receive the match; however, if the participant separates from the Company prior to the last day of the quarter due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death, or disability, such participant will receive the matching contribution. In January 2020, the Company funded the fourth quarter 2019 Company matching contributions in the amount of approximately $0.5 million. In January 2021, the Company funded the fourth quarter 2020 Company matching contributions in the amount of approximately $0.5 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Total combined before-tax and after-tax contributions may not exceed 20% of a participant’s eligible compensation, but total after-tax contributions, including spillover from before-tax contributions, cannot exceed 10% of a participant’s eligible compensation. Contributions are subject to certain legal limits set forth by the Puerto Rico Department of the Treasury and the Puerto Rico Code.

The Plan includes an RSC, which is an additional annual Company-provided contribution based on age and years of service. With the exception of certain participants who are specifically excluded by the Plan terms, participants generally are eligible to receive the RSC. Effective January 1, 2018, the Parent froze its non-union U.S. and Puerto Rico defined benefit plans and began providing RSC eligibility for those active employees. The RSC contributions are deposited into the Plan annually following the close of the Plan year, usually in February. In general, participants must be actively employed on the last day of the year to receive the RSC; however, if the participant separates from the Company prior to the last day of the year due to retirement (defined as at least age 55 with at least 10 years of service or age 65), death, or disability, such participant will receive the RSC. In February 2020, the Company funded the RSC for Plan year 2019 in the amount of approximately $9.3 million. In February 2021, the Company funded the RSC for Plan year 2020 in the amount of approximately $6.7 million. These contributions are reported in the Company contributions receivable in the accompanying statements of net assets available for plan benefits.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions and an allocation of Plan earnings/(losses). Allocations are based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately 100% vested in their contributions and all Company contributions with the exception of the RSC. For the RSC, participants are 100% vested after three years of credited service.

Forfeited Amounts

Forfeited amounts of terminated participants are generally used to reduce future Company contributions. At December 31, 2020 and 2019, the market value of the forfeiture account in the Plan totaled approximately $10,000 and $370,000, respectively. In 2020 and 2019, Company contributions were reduced by $375,000 and $50,000, respectively, from the forfeiture account.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

Rollovers into the Plan

Participants may elect to roll over one or more account balances from Company-sponsored or other qualified plans into the Plan.

Investment Options

Each participant in the Plan elects to have his or her contributions and Company contributions invested in any one or a combination of investment funds in the Plan. Transfers between funds must be made in whole percentages or dollar amounts. Based on the investment option, certain short-term redemption fees or restrictions may apply. Any contributions for which the participant does not provide investment direction are invested in the participant’s Qualified Default Investment Alternative (QDIA), which is the Vanguard Target Retirement Fund based on the participant’s year of birth.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire, except for certain employees who (i) are covered by a collective bargaining agreement and have not negotiated to participate in the Plan, (ii) are employed by an employee group not designated for participation in the Plan or (iii) are otherwise eligible for another Company-sponsored savings plan.

Notes Receivable from Participants

Participants may borrow from their account balances with the interest rate set at 1% above the prime rate. The minimum loan is $1,000 and the maximum amount is the lesser of (i) 50% of the vested account balance reduced by any current outstanding loan balance, or (ii) $50,000, reduced by the current outstanding loan balance. Loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. Loans transferred to the Plan due to the merger of legacy plans into the Plan maintain the terms of the original loan. Interest rates on outstanding loans ranged from 3.25% to 9.50% at December 31, 2020 and 2019.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the investment funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the outstanding loan balance or to set up recurring monthly payments before it is considered a distribution and subject to ordinary income tax in the year it is considered distributed. In addition, a 10% excise tax will generally apply if the participant is younger than age 59½ at the time the distribution occurs.

Payment of Benefits

Participants are entitled to receive distributions upon termination, and may be able to take voluntary, in-service withdrawals, which include hardship withdrawals. Mandatory distributions are made in accordance with Plan provisions.
2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Some amounts in the financial statements, notes to financial statements and supplemental schedule of the Plan may not add due to rounding.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

Investment Valuation and Income Recognition

Common stock is valued at the closing market price on the last business day of the year. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Common/collective trust funds (CCTs) are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value on the last business day of the year. The Plan generally has the ability to redeem its investments at the net asset value (NAV) at the valuation date. There are no significant restrictions, redemption terms or holding periods that would limit the ability of the Plan or the participants to transact at the NAV.

Prior to May 4, 2020, the per-share stated value of the Series A Preferred Stock was $40,300 and each share was convertible, at the holder’s option, into 2,574.87 shares of Pfizer Inc. common stock. The Series A Preferred Stock could also be redeemed by Pfizer Inc. at any time or upon termination of the employee stock ownership plan trust in which it was held, at Pfizer Inc.’s option, in cash, in shares of common stock or a combination of both at a price of $40,300 per share. The Series A Preferred Stock share balances maintained by the Plan’s trustee and recordkeeper were on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value and were valued using either the higher of the per-share equivalent stated value of $40.30 ($40,300 stated value divided by 1,000) or the quoted market price on the New York Stock Exchange of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year. At December 31, 2019, the Series A Preferred Stock was valued at $100.88 per share based on the closing Pfizer Inc. common stock price of $39.18 per share on December 31, 2019, respectively. See Note 1 for additional information regarding the conversion of the Series A Preferred Stock into Pfizer Inc. common stock in May 2020.

See Note 4 for additional information regarding the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned. The net appreciation/(depreciation) in the fair value of investments consists of the realized gains or losses on the sales of investments and the net unrealized appreciation/(depreciation) of investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Payment of Benefits

Benefits are recorded when paid.

3. Tax Status

The Puerto Rico Department of the Treasury has determined and informed the Plan Sponsor by letter dated February 17, 2017 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.  The Plan has been amended since receiving the determination letter. However, the Company’s counsel believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Company’s counsel has confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is generally no longer subject to income tax examinations for years prior to 2017.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

4. Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2 for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value:
	Fair Value as of December 31, 2020
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$80,214	$—	$80,214
Viatris Inc. common stock	4,669	—	4,669
Common/collective trust funds	—	330,543	330,543
Mutual funds	28,790	—	28,790
Total	$113,674	$330,543	$444,217

	Fair Value as of December 31, 2019
(THOUSANDS OF DOLLARS)	Level 1	Level 2	Total
Pfizer Inc. common stock	$93,115	$—	$93,115
Pfizer Inc. preferred stock	—	2,533	2,533
Common/collective trust funds	—	289,149	289,149
Mutual funds	22,849	—	22,849
Total	$115,964	$291,683	$407,647
Amounts may not add due to rounding.
5. Related Party Transactions and Party-In-Interest Transactions

Banco Popular de Puerto Rico, the trustee of the Plan, is deemed a party-in-interest and a related party. Northern Trust manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. Fidelity, the record keeper of the Plan, manages investments in its sponsored funds and, therefore, is deemed a party-in-interest and a related party. In December 2020, the Plan was amended in connection with the spin-off and the combination of Pfizer’s Upjohn Business with Mylan and the Viatris stock fund was established (see Note 1 for additional information). The Plan also invests in shares of the Parent and Viatris; therefore, these transactions qualify as party-in-interest transactions.
6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.
7. Risks and Uncertainties

Investment securities, including Pfizer Inc. common stock, Viatris common stock and, through May 4, 2020, Pfizer Inc. preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
NOTES TO FINANCIAL STATEMENTS

8. Subsequent Events

The Plan Sponsor has evaluated subsequent events from the statement of net assets available for plan benefits date through June 7, 2021, the date at which the financial statements were issued, and no events were noted which warrant adjustments to, or disclosure in, the financial statements.

9. Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:
	Year Ended December 31,
(THOUSANDS OF DOLLARS)	2020	2019
Net assets available for plan benefits per the financial statements	$457,389	$425,717
Amounts allocated to withdrawing participants	(35)	(72)
Deemed distributions	(574)	(636)
Net assets available for plan benefits per Form 5500	$456,780	$425,009

The following is a reconciliation of benefits paid to participants, including rollovers, per the financial statements to the Form 5500:
(THOUSANDS OF DOLLARS)	Year Ended December 31, 2020
Benefits paid to participants, including rollovers, per the financial statements	$51,192
Amounts allocated to withdrawing participants and deemed distributions at end of year	609
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(708)
Benefits paid to participants, including rollovers, per Form 5500	$51,093

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2020
(THOUSANDS OF DOLLARS)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Rate of Interest	Maturity Date	Cost**	Current Value

*	Pfizer Inc. Common Stock	Common stock				$80,214

*	Viatris Inc. Common Stock	Common stock				4,669

*	NTGI - S&P 500 Index Fund	Collective trust fund				59,769
*	NTGI - Russell 2000 Small Cap Index Fund	Collective trust fund				10,840
*	NTGI - Collective Government Short-Term
	Investment Fund	Collective trust fund				1,352
	BlackRock Mid Cap Equity Index Fund	Collective trust fund				18,276
	BlackRock International Index Fund	Collective trust fund				1,684
*	Fidelity Large Cap Growth Fund	Collective trust fund				58,497
	Oppenheimer Developing Markets Fund	Collective trust fund				5,024
	Boston Partners Large Cap Value Fund	Collective trust fund				5,017
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund				75,451
	Wellington International Research Equity ex
	Emerging Markets Fund	Collective trust fund				12,668
	Vanguard Institutional Target Retirement Income Fund	Collective trust fund				5,711
	Vanguard Institutional Target Retirement 2015 Fund	Collective trust fund				1,283
	Vanguard Institutional Target Retirement 2020 Fund	Collective trust fund				16,510
	Vanguard Institutional Target Retirement 2025 Fund	Collective trust fund				11,680
	Vanguard Institutional Target Retirement 2030 Fund	Collective trust fund				20,342
	Vanguard Institutional Target Retirement 2035 Fund	Collective trust fund				9,581
	Vanguard Institutional Target Retirement 2040 Fund	Collective trust fund				10,403
	Vanguard Institutional Target Retirement 2045 Fund	Collective trust fund				3,439
	Vanguard Institutional Target Retirement 2050 Fund	Collective trust fund				1,049
	Vanguard Institutional Target Retirement 2055 Fund	Collective trust fund				1,184
	Vanguard Institutional Target Retirement 2060 Fund	Collective trust fund				783
	Total common/collective trust funds					330,543

	T. Rowe Price Small Cap Stock Fund	Mutual fund				6,926
	Diversified Bond Fund - Core	Mutual fund				19,700
	Diversified Bond Fund - High Yield	Mutual fund				1,079
	Diversified Bond Fund - Emerging Markets	Mutual fund				1,086
	Total mutual funds					28,790

	Total investments					444,217

*	Notes receivable from participants	Interest Rates: 3.25% - 9.50%				5,688
		Maturity Dates: 2021- 2035
	Total					$449,905
*    Party-in-interest as defined by ERISA
** Cost information omitted as all investments are fully participant-directed. This information is not required by ERISA or the Department of Labor to be reported for participant-directed investments.
Amounts may not add due to rounding.
See accompanying Report of Independent Registered Public Accounting Firm.

Exhibit Index

Exhibit 23.1	-	Consent of Independent Registered Public Accounting Firm

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Colum Lane

Colum Lane
Member, Savings Plan Committee
Date: June 7, 2021